Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock code: 6128)

SUPPLEMENTAL ANNOUNCEMENT

IN RELATION TO

THE ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2023

Reference is made to the annual report of Graphex Group Limited (the “Company”, together with its subsidiaries, the “Group”) for the year ended 31 December 2023 (the “Annual Report”). Unless the context otherwise requires, capitalized terms in this announcement shall have the same meanings as defined in the Annual Report.

In addition to the disclosures in the Annual Report under the section headed “2023 Share Award Scheme” in the Report of the Directors, the Company would like to supplement the following additional information in relation to the 2023 Share Award Scheme pursuant to Rule 17.07A of the Listing Rules.

SUMMARY OF MATERIAL MATTERS RELATING TO 2023 SHARE AWARD SCHEME REVIEWED BY THE REMUNERATION COMMITTEE

During the year ended 31 December 2023, a total of 68,349,307 shares awards were granted to certain Grantees under the 2023 Share Award Scheme, and among which a total of 15,094,797 shares awards were granted to the Directors and senior managers. Out of the aforesaid 15,094,797 share awards were granted to the Directors and senior managers, 10,554,797 shares awards were granted to 2 senior management with the vesting period less than 12 months from the date of grant.

There is no performance target attached with the shares awards granted under the 2023 Share Award Scheme which, however, are subject to general clawback mechanism that if a grantee ceases to be a participant on the grounds that he has committed any act of fraud or dishonesty or serious misconduct, or has been declared or adjudged to be bankrupt, or has been convicted of any criminal offence or has been convicted for any offence under any securities laws or regulations in Hong Kong, that relevant share awards made to such grantee shall automatically be cancelled.

The Remuneration Committee has noted that the 2023 Share Award Scheme is intended to attract talents, suitable personnel and entities who will accept awarded shares as part of their remuneration, compensation or payment packages for the development and growth of the businesses of the Group; to award certain selected participants with award shares for accepting their appointments, employments or engagement by the Group; to provide certain participants with incentives in order to retain them for the continual operation, development and growth of the Group and to improve or create sense of connection and/or loyalty of certain selected participants to the Group.

In recommending the grant of those share awards to the selected participants and determining the number of share awards and the relevant vesting periods for the share awards to be granted, the Remuneration Committee has considered factors such as (i) whether they were considered as talent and personnel that could contribute to the development and growth of the business of the Group that the Company would want to recruit with reference to their industry experience, tenure and roles with the Group; (ii) the remuneration of them including the grant of share awards as part of their remuneration packages as an incentive offered by the Group as compared with those offered by the industry peers in order to attract them in joining the Group; (iii) whether they would accept award shares as part of their remuneration or compensation package and as inducement for them to accept any offer for appointment; (iv) the business synergy and opportunities that might be brought by them to the Group; and (v) whether the share awards could further motivate their performances for the benefit of the businesses of the Group.

The Remuneration Committee considered that for those share awards granted with the vesting period less than 12 months from the date of grant is appropriate and necessary to enable the Company to provide competitive terms and conditions to valuable talent for the development and growth of the Group’s Graphene Products Business. It is necessary to enable the Company to offer competitive employment package to the grantees in order to retain valuable and loyal talent and to attract the talent and suitable personnel who will accept award shares as part of his/her remuneration, compensation or payment packages in accepting to stay on and continue his/her employment with the Group to further promote the development and growth of the Group’s businesses, to improve or create sense of connection and/or loyalty of him/her to the Group and to provide incentive to him/her to continue to work for the success and improve the performance of the Group and thus it could align the interest of the grantees with the Company and its shareholders as a whole.

Accordingly, having taken into account the factors above, the Remuneration Committee considered that notwithstanding the absence of performance targets, the shorter vesting period and the limited clawback mechanism, the share awards granted during the year ended 31 December 2023 can incentivize the grantees to strive for the future development of the Company which was in line with the purpose of 2023 Share Award Scheme.

Save as disclosed above, all the information in respect of the 2023 Share Award Scheme contained in the Annual Report remains unchanged. This announcement is supplemental to and should be read in conjunction with the Annual Report.

By order of the Board

Graphex Group Limited Lau Hing Tat Patrick

Chairman

Hong Kong, 29 July 2024

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang and Mr. Tang Zhaodong.

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